SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                    ------------------------------
                            SCHEDULE 14D-1
         Tender Offer Statement Pursuant to Section 14(d)(1)
                of the Securities Exchange Act of 1934
                          (Amendment No. 1)
                       -----------------------
                       Capital Source II L.P.-A
                      (Name of Subject Company)

                 Madison Liquidity Investors 104, LLC
                 Madison/OHI Liquidity Investors, LLC
                         Ronald M. Dickerman
                           Bryan E. Gordon
                              (Bidders)

                  Beneficial Assignment Certificates
                    (Title of Class of Securities)

                              140495201
                (CUSIP Number of Class of Securities)
                      --------------------------

             Ronald M. Dickerman                              Copy to:
     Madison Liquidity Investors 104, LLC                  Sheila Corvino
     Madison/OHI Liquidity Investors, LLC               811 Dorset West Road
                P.O. Box 7461                           Dorset, Vermont 05251
        Incline Village, Nevada 89452                      (802) 867-0112
                (212) 687-0251

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      Calculation of Filing Fee
  ------------------------------------------------------------------

                 Transaction                                  Amount of
                  Valuation*                                 Filing Fee

                   $982,720                                    $196.54

  ------------------------------------------------------------------
* For purposes of calculating the filing fee only. This amount assumes the purchase of 196,544 units of Beneficial
       Assignment Certificates ("Units") of the subject company at $5.00 in cash per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $196.54
Form or Registration Number:  Schedule 14D-1
Filing Party: Madison Liquidity Investors 104, LLC and Madison/OHI Liquidity Investors, LLC
Date Filed:  May 13, 1999

                  Amendment No. 1 to Schedule 14D-1

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on May 13, 1999 (the "Schedule") by Madison Liquidity Investors 104, LLC (the "Purchaser") and Madison/OHI Liquidity Investors, LLC. This Schedule relates to the Purchaser's offer to purchase up to 196,544 units of Beneficial Assignment Certificates ("Units") of Capital Source II L.P.-A, a Delaware limited partnership (the "Partnership") at $5.00 in cash per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 1999 (the "Offer to Purchase") and related Agreement of Assignment and Transmittal (which collectively constitute the "Offer"). All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase. Reference to the "Supplement" in this Amendment No. 1 shall mean the Supplement to the Offer to Purchase dated June 11, 1999, which Supplement is filed herewith as Exhibit (a)(5).

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the
Bidder.

Item 5 is hereby amended to read in its entirety as follows:

       (a)-(f) The information set forth under the caption Section 9 ("Purpose of the Offer; Future Plans") in the Offer to Purchase, as amended and supplemented by the Supplement, is incorporated herein by reference.

Item 10.  Additional Information.

Item 10 (f) is hereby amended to read in its entirety as follows:

(f) Reference is hereby made to the Offer to Purchase, which was previously filed as Exhibit (a)(1) to this Schedule, and the Supplement which is filed herewith as Exhibit (a)(5) and which is incorporated in its entirety by reference.

Item 11.  Material to be Filed as Exhibits.

       (a)(1)  Offer to Purchase dated May 13, 1999*
       (a)(2)  Agreement of Assignment and Transfer*
       (a)(3)  Form of Letter to Unitholders dated May 13, 1999*
       (a)(4)  Summary Publication of Notice of Offer*
       (a)(5)  Supplement, dated June 11, 1999, to the Offer to
               Purchase
       (a)(6)  Form of Letter to Unitholders dated June 11, 1999
       (b)(1) Loan Agreement between Madison/OHI Liquidity Investors, LLC and Omega Healthcare Investors, Inc. dated as of October 2, 1998.*
       (c)-(f) None.

______________________
* Previously filed.

                              SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 1999


MADISON LIQUIDITY INVESTORS 104, LLC

By: /s/  Ronald M. Dickerman
Ronald M. Dickerman, Managing Director


MADISON/OHI LIQUIDITY INVESTORS, LLC

By: /s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Director

/s/ Ronald M. Dickerman
Ronald M. Dickerman

/s/ Bryan E. Gordon
Bryan E. Gordon

                            EXHIBIT INDEX
Exhibit        Description                                        Page

(a)(1)  Offer to Purchase dated May 13, 1999*
(a)(2)  Agreement of Assignment and Transfer*
(a)(3)  Form of Letter to Unitholders dated May 13, 1999*
(a)(4)  Summary Publication of Notice of Offer*
(a)(5)  Supplement, dated June 11, 1999, to the Offer to Purchase
(a)(6)  Form of Letter to Unitholders dated June 11, 1999
(b)(1)  Loan Agreement between Madison/OHI Liquidity
        Investors, LLC and Omega Healthcare
        Investors, Inc. dated as of October 2, 1998.*

____________________
*  Previously filed.